SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20 Publicly-Held Company – CVM Register 1431-1

NOTICE TO THE MARKET

Companhia Paranaense de Energia – Copel, pursuant to Article 12 of CVM Instruction 358/02, announces to its shareholders and to the market that it received from CREDIT SUISSE HEDGING GRIFFO CV S.A., the following notice:

CREDIT SUISSE HEDGING-GRIFFO
Av. Presidente Juscelino Kubitschek, 1830 – T.III 7º andar	Phone: (55 11) 3704.8600
São Paulo – SP 04543-900	Fax: (55 11) 3704.8666

CSHG/CUST/BOV/280/09

São Paulo, June 3, 2009

To
Brazilian Securities and Exchange Commission – CVM
Rua Sete de Setembro, 111 – 33º andar
Rio de Janeiro
Attn.: Ms. Elizabeth Lopez Rios Machado, Company Relations Department

C/c CIA PARANAENSE DE ENERGIA – COPEL
Attn.: Mr. Paulo Roberto Trompczynski
Investor Relations Officer
e-mail: paulo.trompczynski@copel.com
Phone: (55 41) 3322.2910

Ref.: Acquisition of Common Shares of Cia Paranaense de Energia – Copel

Dear Sirs,

CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A. ("CSHG"), with the corporate taxpayer’s ID (CNPJ/MF) # 61.809.182/0001 -30, headquartered in the city and State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7º andar, announces that its investment funds, investment portfolio and non-resident investors legally represented by that institution reached a relevant shareholding position representing 6.74% of the total common shares issued by Cia Paranaense de Energia – Copel, corresponding to 9,774,900 common shares. Only a part of these investors are managed by CSHG group companies, which do not have discretionary responsibility for the policies on investment and voting at shareholders’ meetings of all the companies.

Thus, we clarify that:

a) The non-resident investors, investment funds and portfolios that are represented or administered by CSHG but whose policies on investments and voting at shareholders’ meetings, pursuant to the respective Bylaws/regulations, are neither exercised nor under the discretionary responsibility of CSHG, hold 1.49% of the shares issued by Cia Paranaense de Energia – Copel.

b) Other non-resident investors, investment funds and portfolios, whose policies on investments and voting at shareholders’ meetings, pursuant to the respective Bylaws/regulations, are under the discretionary responsibility of CSHG group companies, hold 5.25% of the shares issued by Cia Paranaense de Energia – Copel.

Sincerely,

CREDIT SUISSE HEDGING GRIFFO C V S.A

Curitiba, June 5, 2009

     Paulo Roberto Trompczynski
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.